                                                                     EXHIBIT 8.1

                [Letterhead of Heller Ehrman White & McAuliffe]

                              October 23, 1997

Ansan Pharmaceuticals, Inc.
400 Oyster Point Boulevard
South San Francisco, California 94080

Ladies and Gentlemen:

        You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of Discovery Laboratories, Inc. ("Discovery"), with and into Ansan Pharmaceuticals, Inc. ("Ansan"). We have acted as counsel to Ansan in connection with the Merger, and have examined the Agreement and Plan of Reorganization and Merger dated July 16, 1997, between Ansan, and Discovery (the "Agreement") and the exhibits and attachments thereto. In addition, we have received written representations pertaining to the Merger from Ansan, Discovery and certain shareholders of Discovery. Our opinions are based upon the understanding that the material facts are as described in the Agreement and appurtenant documents and that the Merger will be effected in accordance with the terms set forth in the Agreement, and in rendering our opinions we have relied upon such documents and the foregoing representations without undertaking independently to verify the accuracy and completeness of the matters covered thereby. Except as otherwise noted, capitalized terms used herein have the same meaning given to such terms in the Agreement.

        Based upon the foregoing, it is our opinion that:

1.  The Merger will constitute a "reorganization" within the meaning of
    Section 368(a) of the Internal Revenue Code of 1986, as amended (the
    "Code").

2.  By virtue of 1., above, for federal income tax purposes:

    a. A Discovery shareholder receiving only Ansan stock in the Merger will not recognize gain or loss in the Merger.

Ansan Pharmaceuticals Inc.
October 23, 1997

    b. Cash paid to a Discovery shareholder in lieu of a fractional share of Ansan common stock will be treated as having been received in payment in exchange for the Ansan common stock that otherwise would have been received in the Merger, and the Discovery shareholder will recognize gain or loss equal to the difference between the cash received in lieu of such fractional share and the Discovery shareholder's basis in the Discovery common stock surrendered therefor.

    c. An exchanging Discovery shareholder will have the same aggregate tax basis in the Ansan stock received as he or she had in the Discovery stock surrendered in exchange therefor, reduced by any basis allocable to a fractional share of Ansan common stock for which cash was received.

    d. The periods for which a Discovery shareholder has held his or her Discovery stock will be included in computing his or her holding periods for the Ansan stock received in the Merger, assuming the Discovery stock is held by the Discovery shareholder as a capital asset at the Effective Time.

    e. Neither Discovery nor Ansan will recognize gain or loss solely as a result of the Merger.

        Our opinion is subject to certain assumptions and qualifications, and is based on the truth and accuracy of the representations of the parties in the Agreement and the Affiliates Agreements, and in representation letters to be delivered by Discovery and by you. Of particular importance is the assumption that the Merger will satisfy the "continuity of interest" and "continuity of business enterprise" requirements for reorganization treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended. If either of these requirements is not met, then the Merger cannot be a tax-free reorganization, and each Discovery shareholder would recognize gain or loss on the exchange of Discovery stock for Ansan stock.

        In order for the continuity of interest requirement to be met under existing law, Discovery shareholders must not, pursuant to a plan or intent existing at or before the Effective Time, dispose of an amount of Ansan stock to be received in the Merger (including pre-Merger dispositions of Discovery stock in contemplation of the Merger)

Ansan Pharmaceuticals Inc.
October 23, 1997

such that they do not retain a meaningful continuing equity ownership in Ansan. Generally, so long as Discovery shareholders do not plan to dispose of a number of shares of Ansan stock that would reduce their ownership of Ansan stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of Discovery as of the same date, the continuity of interest requirement will be satisfied. Management of Discovery and of Ansan have represented to us that they know of no such plan or intention that would result in the continuity of interest requirement not being satisfied. In order for the continuity of business enterprise requirement to be met, Ansan must, after the Merger, either continue Discovery's historic business or use a significant portion of Discovery's historic business assets in a business. Management of Ansan has represented to us that following the Merger Ansan will continue Discovery's historic business or use a significant portion of Discovery's historic business assets in a business.

         *              *              *              *              *

Ansan Pharmaceuticals Inc.
October 23, 1997

        Our opinions are limited to the federal income tax consequences of the Merger and do not address the tax consequences of transactions effected prior to or after the Merger (whether or not in connection with the Merger), nor the effect of the Merger under the laws of the various state and local governments or under the laws of any other jurisdiction. Moreover, they do not address special rules which may be applicable to particular shareholders of Discovery, such as shareholders who acquired their shares pursuant to the exercise of statutory stock options, shareholders which are dealers or foreign persons, or shareholders who exercise dissenter's rights. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinions specifically set forth above.

        An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. This opinion is rendered in connection with the Agreement. This opinion may not be relied upon for any other purpose without our written consent. This opinion is based upon the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim any obligation to advise of any developments in areas covered by this opinion that occur after the date of this opinion.

        This opinion has been delivered to you for the purposes of satisfying the requirements of Section 6.7 of the Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                               Very truly yours,

                        Heller Ehrman White & McAuliffe